

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 27, 2010

By facsimile to (330) 208-1001 and U.S. Mail

Mr. Joseph M. Gingo
Chairman, President, and Chief Executive Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333

Mr. A. John Knapp, Jr.
President and Chief Executive Officer
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Re: A. Schulman, Inc.
        Registration Statement on Form S-4
        Filed December 30, 2009
        File No. 333-164085
        Annual Report on Form 10-K for the fiscal year ended August 31, 2009
        Filed October 26, 2009
        File No. 0-7459

        ICO, Inc.
        Annual Report on Form 10-K for the fiscal year ended September 30, 2009
        Filed December 4, 2009
        File No. 1-8327

Dear Messrs. Gingo and Knapp:

        We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>S-4</u>

General

1.   Please revise the registration statement to provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

2.   Given your adoption of FASB ASC 810-10-65-1 on September 1, 2009, please tell us if and how you have considered the impact of the FASB ASC 810-10-65-1 on the annual historical financial statements and related disclosures in the Form S-4. In addition, we remind you that the pro forma financial statements should be retroactively revised to reflect the adoption of FASB ASC 810-10-65-1.

3.   Where you include the boards' recommendation, disclose with equal prominence that board members will directly benefit from the merger.

Opinion of ICO's Financial Advisor…,page 5

4.   Please disclose the amount to be paid to the financial advisor as well as the amount contingent upon consummation of the proposed merger.

Interests of ICO Directors and Executive Officers in the Merger, page 8

5.   Please quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors, and key employees will receive as a result of the transaction. Provide this information on an individual and group basis here and on page 66.

Selected Unaudited Pro Forma Combined Financial Information, page 15

6.   It appears to us that you should consistently indicate, including in the second sentence, that the selected unaudited pro forma condensed combined financial data were prepared using the "acquisition" method of accounting. Please revise.

Background of the Merger, page 41

7.   The discussion in this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure in this regard. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure. We may have additional comments.

8.   Please elaborate on the role of Arthur D. Little, Inc. We may have additional comments.

9.   Please disclose who initiated the January 2008 meeting mentioned in third paragraph of this section as well as the substance and conclusions of the discussions.

10.   Please clarify Mr. Knapp's role in light of the statement that in February 2009, the ICO board of directors determined that Mr. Knapp should cease discussions regarding any potential merger or sale involving ICO as long as ICO was in the process of searching for a new chief executive officer.

11.   In the third paragraph, identify A. Schulman's former chief executive officer with whom Mr. A. John Knapp, Jr. had occasional conversations in early 2008 and provide more detail about those conversations as they concerned a potential business combination.

12.   Please disclose whether the industry-related topics discussed in early March between Messrs. Knapp and Gingo included potential business combinations.

13.   Please provide more information about the April 2, 2009 meeting. Specifically, describe the alternative transactions discussed and conclusions drawn.

14.   Please provide more detail about the material regular meetings A. Schulman's special committee held during April and May 2009.

Mr. Joseph M. Gingo
Mr. A. John Knapp, Jr.
January 27, 2010
Page 4

15.   Please provide more information about the meetings held on May 5 and 6, 2009, including the reasons why ICO did not choose a transaction with Company A. Confirm that no other offers were made to combine with ICO or disclose the amount and form of consideration and the reasons for rejecting the offer(s).

16.   Please disclose the various alternatives to acquiring ICO that the special committee of A. Schulman's board of directors discussed and the reason(s) for not pursuing these alternatives.

17.   Please disclose more information about the June 25, 2009 meeting in which, after discussions with its financial advisor, ICO decided to send Companies A and B a letter indicating that it was not for sale.

18.   Please include more detail about the negotiation of the principal terms of the merger agreement, including consideration.

19.   Please identify ICO's directors who met with ICO's senior management and Baker Botts to discuss the May 12, 2009 letter from A. Schulman.

A. Schulman's Reasons for the Merger, page 50

20.   We note the statement that the "board considered a number of factors, including, *without limitation*, the following." [emphasis added] Please confirm for us that you have disclosed all material factors considered by the board.

Opinion of ICO's Financial Advisor, page 57

21.   Please provide us copies of any outlines, summaries, reports, or board books prepared and furnished by J.P. Morgan and Arthur D. Little, Inc. to ICO's board of directors.

22.   Please provide more detail about how J.P. Morgan selected the companies used in its comparable transactions and companies analyses. We note that these companies were chosen because they were in businesses deemed relevant or operate in business segments similar to ICO and A. Schulman. Also, disclose whether any companies meeting these criteria were excluded from the analyses and the reasons for exclusion.

23.   Please disclose which party recommended the consideration to be paid to J.P. Morgan. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

24.   Please disclose the compensation received or to be received by J.P. Morgan and its affiliates from A. Schulman in connection with the services described within the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

25.   Please disclose the names of the Wall Street analysts referenced.

Schulman Board of Directors and Executive Officers After the Merger, page 65

26.   Please tell us why you have not filed consents under Rule 438 of Regulation C for Messrs. Gregory T. Barmore and Eugene R. Allspach.

Appraisal Rights of Dissenting ICO Shareholders, page 71

27.   Clarify in the first paragraph that the summary describes the material provisions of the Texas Business Organization Code relating to statutory rights of dissent and appraisal.

Regulatory Approvals, page 73; Cooperation; Regulatory, Antitrust and Other Required Approvals and Clearances, page 89

28.   As appropriate, update the status of any required regulatory approvals.

Litigation Related to the Merger, page 73

29.   As appropriate, update the status of any litigation related to the merger.

Material United States Federal Income Tax Consequences, page 74

30.   We note the assumptions "If the merger qualifies as a reorganization…" on page 10 and the discussion "assumes" the merger will constitute a reorganization on page 76. Revise to remove any uncertainty about the United States federal income tax consequences of the merger.

31.   Delete the word "generally" in the first paragraph's second sentence on page 10 because the word may imply that shareholders cannot rely on the disclosure. Revise elsewhere wherever similar disclosure appears in the proxy statement/prospectus. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

32.   Please delete the statement in the last paragraph on page 76 that the discussion is "for general information purposes only." This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

The Merger Agreement, page 77

33.   Delete the word "certain" in the first sentence because it may suggest that you have not included disclosure of all material provisions of the merger agreement.

34.   Notwithstanding the inclusion of disclaimers in the second, third, fourth, fifth, and sixth paragraphs on page 77, A. Schulman and ICO are responsible for considering whether additional specific disclosures of material information about material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that, if specific material facts exist that contradict the representations, warranties, or covenants contained in the merger agreement, you have provided corrective disclosure. Additionally, address these items:

-   Statements suggesting that investors should not rely on the merger agreement as disclosure or that the merger agreement disclosures may not be materially complete. Revise to make clear that the description of the merger agreement in the proxy statement/prospectus contains all of the material terms and provisions of the merger agreement and remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States.

-   Language that the representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States.

-   The statement that only the parties themselves and other specifically identified persons are third party beneficiaries under the merger agreement, particularly in the context of the discussion of the representations and warranties contained in the merger agreement, suggests that investors cannot rely on the information in the merger agreement. Please remove this statement.

- Where you state that information about the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement and subsequent information may or may not be fully reflected in A. Schulman's or ICO's public filings or this proxy statement, clarify that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the merger agreement disclosures.

Extensions and Waivers, page 96

35.   Please briefly describe the facts under which you may waive the conditions to the merger and any circumstances under which you would resolicit shareholders' votes.

Unaudited Pro Forma Condensed Combined Financial Information, page 97;
Unaudited Pro Forma Condensed Combined Statements of Operations, page 98

36.   Please revise your pro forma statement of operations to show, in the pro forma adjustment column, the replacement of the outstanding ICO shares and the issuance of the 5,100,000 common shares to be issued as partial consideration for the acquisition.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 100

General

37.   Please include a footnote that provides a summary of the expected impact of the non-recurring items that have been excluded from the pro forma statement of operations.

Note 4 – Estimate of Consideration Expected to be Transferred, page 102

38.   Please include a sensitivity analysis that specifically addresses the potential impact on the pro forma financial statements of changes in the purchase price resulting from changes in the value of the shares to be transferred.

Note 5 – Estimate of Assets to be Acquired and Liabilities to be Assumed, page 103

39.   Please disclose and discuss the specific nature of the valuations that you will obtain to determine the fair values of the assets acquired and liabilities assumed. Additionally, please include a sensitivity analysis that specifically addresses the potential impact on the pro forma financial statements of changes in the preliminary purchase price allocation resulting from such valuations.

Note 6 – Adjustments to Unaudited Pro Forma Combined Statements of Operations, page 104

40.   Please revise note 6b to clarify how the amount of the adjustment was determined, including the underlying assumptions that you used to determine the amount.

Legal Matters, page 117

41.   Provide counsel's address. See paragraph 23 of Schedule A to the Securities Act.

Where You Can Find More Information, page 118

42.   Include the Commission's filing numbers for filings by A. Schulman and ICO under the Exchange Act.

Special Note Concerning Forward-Looking Statements, page 119

43.   Refer to your statement "…A. Schulman and ICO each disclaims any duty to update the information herein." Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Rule 408 of Regulation C.

Exhibit 5

44.   We note the statement "This opinion is based upon limited to the substantive laws and legal interpretations under the Delaware General Corporation Law…" Provide written confirmation before the registration statement's effectiveness that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

45.   We note the statement "we…assume no obligation to revise or supplement this opinion…" Since the opinion must speak as of the registration statement's effective date, please revise. Alternatively, file a new opinion immediately before the registration statement's effectiveness.

46.   We note the statement "This opinion is furnished by us solely for the benefit of the Company…and may not be relied upon or used by any other person or for any other purpose." You may limit the opinion as to purpose, but you may not limit the opinion as

to the persons entitled to rely upon it. Further, we object to any language that states or implies that the opinion is "solely" for the benefit of the company. Please revise.

Exhibits 8.1 and 8.2

47.   You are required to file executed tax opinions before the registration statement's effectiveness since the conditions for receipt of tax opinions may be waived. Additionally, you must undertake to recirculate and resolicit if the conditions for receipt of tax opinions are waived and the change in tax consequences is material. Please revise.

48.   When counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion. Neither the proxy statement/prospectus nor the opinion should state merely that the discussion in the proxy statement/prospectus "correctly describes" or is a complete and accurate summary of the United States federal income tax consequences. Please also revise the first sentence under the Material United States Federal Income Tax Consequences section on page 74 to state clearly that this is an opinion of counsel and not merely a summary of the material United States federal income tax consequences.

Exhibit 8.1

49.   We note the phrases "all as in effect on the date hereof" and "as of the date hereof." Since the opinion must speak as of the registration statement's effective date, please revise. Alternatively, file a new opinion immediately before the registration statement's effectiveness.

50.   We note the statement "This letter is furnished to you solely for use in connection with the Registration Statement…" Please delete the word "solely."

Exhibit 8.2

51.   We note the statement that "some of the conclusions in the Discussion…are premised on the provision by us and by Jones Day of opinions shortly before the Merger…" This is an unacceptable limitation or qualification. Please delete.

52.   We note the statement "our opinion is based on the assumption that the matters will be properly presented to the applicable court." This is an unacceptable limitation or qualification. Please delete.

53.   Counsel must consent also to the discussion of the United States federal income tax consequences which constitutes its opinion in the proxy statement/prospectus. Please revise.

Annex B

54.   We note the statement "This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval." We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Delete this limitation or disclose the basis for the financial advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under the federal securities laws.

Exhibit 99.3

55.   All forms of proxy filed under Rule 14a-6(a) of Regulation 14A must be marked clearly "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A, and revise.

Undertakings, II-1

56.   Provide the Rule 430B undertaking required by Item 512(a)(5)(i) of Regulation S-K.

A. Schulman's 10-K

Risk Factors, page 11

57.   We note the statement "The risks that are discussed below are not the only ones we face." Since A. Schulman is required to disclose all risk factors that it believes are material at this time, please delete the statement in future filings. We note that the statement is included also in the November 30, 2009 10-Q on page 36.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 26

58.   We note that you present non-GAAP measures on pages 35 and 43 that exclude items
you characterize as "unusual." To the extent that the items you adjust for do not meet the
specified criteria for being "unusual," please revise your disclosures in future filings to
change your description of these items. For guidance on this issue, please see Question
102.03 of our Compliance and Disclosure Interpretations: Non-GAAP Financial
Measures. Please also refer to FASB ASC 225-20-45.

Liquidity and Capital Resources, page 47

59.   Please revise future filings to include a more specific and comprehensive discussion of
the terms of the significant covenants in your credit facility and senior notes. In addition,
please present, for your most restrictive financial covenants, your actual ratios/amounts
versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such
a presentation will allow investors to understand more easily your current ability to meet,
and continue to meet, your financial covenants.

Critical Accounting Policies – Purchase Accounting and Goodwill, page 44

60.   In your disclosures you indicate that you use "valuation specialists to perform appraisals
and assist in the determination of the fair values of the assets acquired and liabilities
assumed." Please tell us whether you consider these third parties to be experts and if
consents are required in your registration statement. Please refer to Rule 436 of
Regulation C for guidance.

Financial Statements and Supplementary Data, page 54

Consolidated Balance Sheet, page 57

61.   The amounts that you classify as other accrued liabilities are approximately 14% and
13% of total current liabilities at August 31, 2009 and August 31, 2008. To the extent
applicable, please revise future filings to disclose separately any liabilities that exceed
5% of current liabilities as required by Rule 5-02.20 of Regulation S-X.

A. Schulman's Definitive Proxy Statement filed November 6, 2009

Base Salaries, page 16

62.   We note that you target base salaries at the 40th to 50th percentile of your peer group. In future filings, please clarify where salaries fell for each named executive officer as compared to the targeted parameters and the reasons for any variances.

ICO's 10-K

Facing Page

63.   Our EDGAR system indicates that your Commission file number is 1-8327 and not 0-10068. Please revise in any future filings.

Documents Incorporated by Reference

64.   Unless you intend to file a definitive proxy statement not later than 120 days after September 30, 2009, file an amendment to the 10-K to include the information required by Part III of Form 10-K.

Disclosure Controls and Procedures, page 40

65.   We note your statement that "…management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures…" In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Signatures

66.   ICO's controller or principal accounting officer also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form 10-K. See subparagraphs (a) and (b) of General Instruction D(2) to Form 10-K, and revise in any future filings.

Closing

       As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

       Notwithstanding our comments, when A. Schulman requests acceleration of the effective date of the pending registration statement, provide a written statement from each of A. Schulman and ICO acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve A. Schulman and ICO from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- A. Schulman and ICO may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David C. Minc, Esq.
        Vice President, Chief Legal Officer, and Secretary
        A. Schulman, Inc.
        3550 West Market Street
        Akron, OH 44333

Bret Treier, Esq.
Vorys, Sater, Seymour and Pease, LLP
106 South Main Street, Suite 1100
Akron, OH 44308

Lyle G. Ganske, Esq.
James P. Dougherty, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH 44114

Charlotte Fischer Ewart, Esq.
General Counsel and Secretary
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Gene J. Oshman, Esq.
Ryan Maierson, Esq.
Baker Botts L.L.P.
1 Shell Plaza
901 Louisiana Street
Houston, TX 77002-4995

David Taylor, Esq.
Locke Lord Bissell & Liddell LLP
600 Travis Street, Suite 3400
Houston, TX 77002-3095